Exhibit 99.32

NexGen Commences Largest Drill Program at Arrow and Expands Site

Infrastructure at Rook I

Vancouver, BC, January 7, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to announce the winter 2016 drill program has now commenced at the 100% owned, Rook I Property, Athabasca Basin, Saskatchewan. In addition, the Rook I camp has undergone significant improvements leading into this year’s program to facilitate an increase in the number of rigs, improve logistical support and the continued optimization of operations.

The winter 2016 drill program will comprise of 30,000 m of drilling and an increase to six diamond drill rigs making it the most number of rigs ever operated at Arrow. The Company has cash on hand of approximately $34M as at January 1, 2016.

There are three primary objectives of the winter 2016 drill program budgeted at $12M;

1.	Core drilling at Arrow Zone;

a.	Delineating the higher grade A2 sub-zone (the “Sub-Zone”),

b.	Drill testing extensions of the A2 and A3 high-grade shears further southwest,

c.	Testing for flat lying mineralization at the basement unconformity further northeast.

2.	Step-out drilling along strike from the Arrow zone along the 9 km Patterson corridor on Rook I.

3.	Drill the Bow discovery.

Leigh Curyer, Chief Executive Officer, commented: “Given the successful 2015 results at Arrow, it has clearly justified expanding the drilling program and improving camp infrastructure at Rook I to support the continued optimization of the project. The addition of a sixth rig makes this winter’s program the largest ever at Arrow. Moreover, we have initiated baseline environmental monitoring studies, metallurgical and geotechnical studies for 2016. It is going to be a very exciting year for the Company and shareholders.”

Core Drilling at Arrow Zone:

Three rigs have commenced drilling at the Arrow zone with all three using Devico directional drilling technology with the assistance of TECH Directional Services Inc. Two of the rigs are focused on delineating the Sub-Zone which was discovered during the summer 2015 drill program and is a zone of continuous higher grade uranium mineralization spanning 203 m in strike length that begins at less than 400 m below surface and remains open in all directions. The third rig is focused on expanding high-grade uranium mineralization within the A2 and A3 shears further to the southwest.

A fourth rig scheduled to commence on January 14th will initially focus in and around hole AR-15-36 where uranium mineralization was intersected just 4.0 m below the Athabasca Sandstone and basement unconformity. These holes will be testing for flat-lying mineralization at the unconformity in an area that is up-plunge from known basement mineralization.

Drilling Along Strike of Arrow Zone and Patterson Corridor:

A fifth rig, scheduled to commence late January, will systematically test along strike of the VTEM conductor that hosts the Arrow zone both to the southwest and northeast where there are numerous target areas with similar geophysical characteristics as Arrow. This will incorporate NexGen’s drilling philosophy of aggressive step-outs to test the aerial extent of mineralization which would then be followed by delineation.

Drilling Bow Discovery and Prospective Anomalies on Patterson Lake:

A sixth rig is scheduled to commence in early February to further test the Bow discovery and other highly prospective radon, VTEM, magnetic and gravity anomalies on Patterson Lake. Drilling at Bow will commence when ice conditions permit and will begin with step-out drilling from known mineralization in hole BO-15-10 which returned 9.5m at 0.20% U3O8 including 1.0m at 1.44% U3O8 (see News Release dated June 30, 2015). Further drilling will test coincident VTEM and radon-in-lake water anomalies and structural traps interpreted from previous drilling and geophysical surveys.

Other Activities in 2016:

Beyond this large winter 2016 drill campaign, the Company will continue baseline environmental monitoring as well as initiate multiple geotechnical and metallurgical testing during 2016 which will form the basis of future studies. Additionally, the Company will continue active engagement with local stakeholders and has applied for permits to build an all-weather access road to the Rook I camp to facilitate improved site logistics, efficiency, safety and support to the project.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and reviewed on behalf of NexGen Energy Ltd., by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person.

Figure 1: Arrow Zone Drill Hole Locations

NexGen
Energy Ltd.
Bow Discovery
Patterson Lake
Arrow zone
Main Camp
Legend
Uranium Showings
Mineralization Surface Projection
Prospective Structures
VTEM Conductor
NexGen Property Boundary
Prospective Target Areas
Residual Gravity
mgal
PLAN SPECS:
REF. PT. E, N 605000 m 6393000 m
EXTENTS 5716 m 5596 m
SCALE 1 : 31000
(m)
-200 0 200 400 600 800 1000
NAD83 / UTM zone 12N
NexGen Energy
Rook I
Prospective Targets Winter 2016
January 7th, 2016

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 816 2686

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking informationor making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.